UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-I/A-1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Community Valley Bancorp

(Name of Subject Company (Issuer))

Community Valley Bancorp

(Name of Filing Person (Issuer))

Common Stock, No Par Value

(Title of Class of Securities)

20415P 101

(CUSIP Number of Class of Securities)

Keith Robbins

President and Chief Executive Officer

1360 East Lassen Avenue

Chico, California 95973

(530) 899-7100

(Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gary Steven Findley, Esq.

Laura Dean-Richardson, Esq.

Thomas Kwan, Esq.

Gary Steven Findley & Associates

1470 North Hundley Street

Anaheim, California 92806

(714) 630-7136

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$13,000,000*	$510.90

*                                         Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1). This calculation assumes the purchase of 1,000,000 shares at $13.00 per share.

**                                  Previously paid.

☐

Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration Number: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

This amendment number 1 to the Tender Offer Statement on Schedule TO relates to the issuer tender offer of Community Valley Bancorp, a California corporation, to purchase up to 1,000,000 shares of its Common Stock, no par value.  Community Valley Bancorp offered to purchase these shares at $13.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2008, and in the related Letter of Transmittal, together constituting the “Offer.”  This amendment number 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 4.    TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information:

The tender offer expired at 5:00 p.m. (MDT) on April 28, 2008.  Based on the final count by the depositary for the tender offer, shareholders have properly tendered 1,572,907 shares of its common stock.  The Board of Directors of Community Valley Bancorp has elected to not exercise its oversubscription privileges in the tender offer to purchase more than 1,000,000 properly tendered shares and will purchase a total of 999,939 shares in the tender offer.

On May 5, 2008, Community Valley Bancorp issued a press release announcing the final results of the tender offer.  A copy of the press release is attached as Exhibit (a)(5)(ii).

ITEM 12.                EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated March 13, 2008.***

(a)(1)(ii)	Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.***

(a)(1)(iii)	Letter to Shareholders of Community Valley Bancorp from Keith Robbins, President and Chief Executive Officer, dated March 13, 2008.***

(a)(1)(iv)	Notice of Guaranteed Delivery.***

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated March 13, 2008.***

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients, dated March 13, 2008.***

(a)(5)	Press Release dated March 13, 2008.***

(a)(5)(ii)	Press Release dated May 5, 2008.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

***  Incorporated by reference from Schedule TO-I filed on March 13, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 5, 2008

COMMUNITY VALLEY BANCORP

By: /s/ Keith Robbins
Keith Robbins
President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

99.(a)(5)(ii)	Press Release dated May 5, 2008.